Filed by Cohen Circle Acquisition Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: March 18, 2025

VEON
Post to Anyone

We're excited to announce another milestone towards the landmark listing of **Київстар**, Ukraine's largest digital operator, on **Nasdaq** 🇺🇦

VEON has signed a definitive business combination agreement with **Cohen Circle**, marking the next stage towards Kyivstar's listing on Nasdaq, offering global investors a unique opportunity to participate in Ukraine's economic growth and resilience.

Find out more <+PR LINK>


VEON
KYIVSTAR
Nasdaq
VEON moves forward with
Kyivstar's landmark
Nasdaq listing
signs definitive business combination
agreement with Cohen Circle
VEON | KYIVSTAR | COHEN CIRCLE

Post

VEON
Post to Anyone

Another milestone today in our progress towards **Київстар**'s landmark listing on **Nasdaq** as VEON and **Cohen Circle** sign a definitive business combination agreement!

Kyivstar is on track to becoming a unique investment opportunity for global investors to participate in Ukraine's reconstruction and recovery.

Hear from the leaders of VEON, Kyivstar & Cohen Circle on what makes it unique:

⭐ A company with a solid financial profile and proven track record of success, not only keeping Ukraine connected but also building its future infrastructure
⭐ Digital growth strategy that combines the strengths of connectivity and digital capabilities in service of Ukraine
⭐ Global technology partnerships, including with **STARLINK**, **Microsoft**, **Amazon Web Services (AWS)**, enhancing the delivery of emergency connectivity and enterprise services as the country rebuilds its economy
⭐ Highly experienced and motivated team, robust governance as a subsidiary of VEON, a Nasdaq-listed company

<+PR LINK>


Kyivstar's listing on Nasdaq will mark a defining moment for Ukraine's economic future, offering global investors a unique opportunity to participate in Ukraine's economic growth and resilience.
Augie K Fabela II
Chairman and Founder of VEON Group
VEON
KYÏVSTAR
COHEN CIRCLE

VEON
Post to Anyone

Another milestone today in our progress towards **Київстар**'s landmark listing on **Nasdaq** as VEON and **Cohen Circle** sign a definitive business combination agreement!

Kyivstar is on track to becoming a unique investment opportunity for global investors to participate in Ukraine's reconstruction and recovery.

Hear from the leaders of VEON, Kyivstar & Cohen Circle on what makes it unique:

⭐ A company with a solid financial profile and proven track record of success, not only keeping Ukraine connected but also building its future infrastructure
⭐ Digital growth strategy that combines the strengths of connectivity and digital capabilities in service of Ukraine
⭐ Global technology partnerships, including with **STARLINK**, **Microsoft**, **Amazon Web Services (AWS)**, enhancing the delivery of emergency connectivity and enterprise services as the country rebuilds its economy
⭐ Highly experienced and motivated team, robust governance as a subsidiary of VEON, a Nasdaq-listed company

<+PR LINK>


"
Kyivstar has a strong track record of turning challenges into growth opportunities. We believe that Kyivstar's visionary strategy will be appealing to international investors.
Kaan Terzioğlu
CEO of VEON Group
VEON
KYÏVSTAR
COHEN CIRCLE

VEON
Post to Anyone

Another milestone today in our progress towards **Київстар**'s landmark listing on **Nasdaq** as VEON and **Cohen Circle** sign a definitive business combination agreement!

Kyivstar is on track to becoming a unique investment opportunity for global investors to participate in Ukraine's reconstruction and recovery.

Hear from the leaders of VEON, Kyivstar & Cohen Circle on what makes it unique:

⭐ A company with a solid financial profile and proven track record of success, not only keeping Ukraine connected but also building its future infrastructure
⭐ Digital growth strategy that combines the strengths of connectivity and digital capabilities in service of Ukraine
⭐ Global technology partnerships, including with **STARLINK**, **Microsoft**, **Amazon Web Services (AWS)**, enhancing the delivery of emergency connectivity and enterprise services as the country rebuilds its economy
⭐ Highly experienced and motivated team, robust governance as a subsidiary of VEON, a Nasdaq-listed company

<+PR LINK>


Kyivstar has spearheaded the rebuilding of Ukraine's infrastructure while building the foundations of its future success. The progress towards Kyivstar's listing will allow us to share this growth story with global investors.
Oleksandr Komarov
CEO of Kyivstar
VEON
KYÏVSTAR
COHEN CIRCLE

VEON

VEON

Post to Anyone

Another milestone today in our progress towards **Київстар**'s landmark listing on **Nasdaq** as VEON and **Cohen Circle** sign a definitive business combination agreement!

Kyivstar is on track to becoming a unique investment opportunity for global investors to participate in Ukraine's reconstruction and recovery.

Hear from the leaders of VEON, Kyivstar & Cohen Circle on what makes it unique:

⭐ A company with a solid financial profile and proven track record of success, not only keeping Ukraine connected but also building its future infrastructure
⭐ Digital growth strategy that combines the strengths of connectivity and digital capabilities in service of Ukraine
⭐ Global technology partnerships, including with **STARLINK**, **Microsoft**, **Amazon Web Services (AWS)**, enhancing the delivery of emergency connectivity and enterprise services as the country rebuilds its economy
⭐ Highly experienced and motivated team, robust governance as a subsidiary of VEON, a Nasdaq-listed company

<+PR LINK>



"
Kyivstar is an inspiring business, and a significant investment opportunity that stands to deliver growth for international investors as Ukraine moves into a rebuilding phase.
Betsy Cohen
Chairman and CEO of Cohen Circle
VEON
KYIVSTAR
COHEN CIRCLE